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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                Commission File Number: 0-23278

                          NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K   [ ] Form 11-K   [ ]Form 20-F   [X]Form 10-Q

     For Period Ended:  June 30, 2001

   [ ]  Transition Report on Form 10-K                         [  ]   Transition Report on Form 10-Q
   [ ]  Transition Report on Form 20-F                         [  ]   Transition Report on Form N-SAR
   [ ]  Transition Report on Form 11-K

         For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                    PART I
                            REGISTRANT INFORMATION

     Full name of registrant:                  Brazil Fast Food Corp.

     Former name if applicable:

     Address of principal executive office:    AV. Brasil
                                               6431 - Bonsucesso
                                               CEP 21040 - 360
                                               Rio de Janeiro, Brazil

                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate):

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar
     [X] day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Registrant's operations are conducted wholly within the Federative Republic of Brazil. Logistical difficulties between the Rio de Janeiro office and the New York office precluded filing of the subject Form 10-Q by the prescribed due date.

                                    PART IV
                               OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification:

         Ira I. Roxland              (212)             768-6700
         --------------               -----                -----
             (Name)                (Area Code)       (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).  [X] Yes  [ ]   No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
     or potion thereof?    [  ]  Yes     [X]  No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            Brazil Fast Food Corp.
                            ----------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date: August 14, 2001        By:  /s/ CARLOS HENRIQUE REGO
                                       ------------------------
                                       Carlos Henrique Rego
                                       Chief Financial Officer

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                                   ATTENTION
Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

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